December 3, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	002-98326; 811-04323
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 8, 2010 regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Natixis Oakmark Global Fund and the Natixis Oakmark International Fund (the “Funds”), which was filed with the Commission on September 30, 2010 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus unless otherwise noted. Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2010, and the Funds expect to commence offering their shares shortly thereafter.

1.	Comment. On page 2 of the prospectus under the section “Principal Investment Strategies,” please confirm that the Natixis Oakmark Global Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

Response.    Registrant respectfully submits that the Fund’s investment strategy regarding investments in securities of non-U.S. issuers is clearly disclosed in the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary. Registrant believes that the Fund’s investment strategy of normally investing at least 25% of its assets outside the United States and in at least three countries is consistent with the guidance provided in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, which states that investment companies using the term “global” in their names would be expected to invest their assets in investments that are tied economically to a number of countries throughout the world.1

2.	Comment. The second paragraph under “Principal Investment Strategies” on page 2 of the prospectus states that the Fund’s subadviser, Harris Associates L.P. (“Harris Associates”), will invest in equity securities. Please describe the types of equity securities in which the Fund may invest.

[1]	Investment Company Names Adopting Release, Release No. 24828 (Jan. 17, 2001).

Response.    In response to this comment, the first sentence of the second paragraph has been revised: “The Fund’s subadviser, Harris Associates, uses a value investment philosophy in selecting equity securities, such as common stocks, preferred stocks, warrants, and securities convertible into common stocks and preferred stocks.”

3.	Comment. Will the Natixis Oakmark Global Fund or the Natixis Oakmark International Fund invest in securities of small capitalization companies?

Response.    The investment strategies of the Natixis Oakmark Global Fund and the Natixis Oakmark International Fund permit the Funds to invest in the securities of small-, mid- and large capitalization issuers. The Funds do not intend to concentrate their investments in any particular capitalization range. Registrant respectfully submits that the risks associated with investing in the securities of small capitalization issuers is adequately disclosed in the section “Principal Risks” under the sub-section “Equity Securities Risk” which states the following: “Small capitalization and mid-capitalization companies may be subject to more abrupt price movements, limited markets and less liquidity than larger, more established companies, which could adversely affect the value of the Fund’s portfolio.” Please note that the Registrant has added the following sentence to the indicated paragraph: “The Fund may invest in the securities of small-, mid-, and large capitalization companies.”

4.	Comment. Will either the Natixis Oakmark Global Fund or the Natixis Oakmark International Fund concentrate their investments in a particular industry?

Response.    Neither the Natixis Oakmark Global Fund nor the Natixis Oakmark International Fund intends to concentrate its investments in a particular industry (i.e., invest more than 25% of the Fund’s net assets in a particular industry).

5.	Comment. Will the investment strategies disclosed on page 13 of the prospectus under the headings “Securities Lending” and “Transactions with Other Investment Companies” be principal investment strategies for the Fund? If so, please include this disclosure in the Fund summaries.

Response.    Neither of these strategies is expected to be a principal investment strategy of the Natixis Oakmark Global Fund or the Natixis Oakmark International Fund.

6.	Comment. On page 3 of the Statement of Additional Information (the “SAI”), the second sentence of the first paragraph under “Investment Restrictions” states that “The percentages set forth below and the percentage limitations set forth in the Prospectuses apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security.” Note that this sentence does not apply to borrowing.

Response.    Registrant respectfully submits that the Funds’ policies regarding borrowing are appropriately disclosed on page 4 of the SAI, which states the following:

In addition to temporary borrowing, a fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

7.	Comment. The second sentence in the second paragraph under the section “Investment Restrictions” on page 3 of the SAI states that “finance companies whose financing activities are related primarily to the activities of their parent companies are classified in the industry of their parents…” In what industry are finance companies whose financing activities are not related primarily to the activities of their parent companies classified?

Response.    In response to this comment, the Registrant has revised the second sentence to read: “For purposes of this restriction … finance companies whose financing activities are related primarily to the activities of their parent companies are classified in the industry of their parents, finance companies whose financing activities are not related primarily to the activities of their parent companies are classified in the industry the adviser or subadviser believes is most applicable to such finance companies, …”

8.	Comment. The fourth sentence in the second paragraph under the section “Investment Restrictions” on page 3 of the SAI states that “For the purpose of this restriction, the Fund takes the position that asset-backed securities do not represent investments in any industry or group of industries.” Please explain why these securities are not classified in any industry.

Response.    In response to this comment, the Registrant has deleted the fourth sentence. The Registrant continues to maintain that the economic characteristics of asset-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as belonging to any one industry. However, the Registrant understands that this statement may be misunderstood by an investor because the Fund does limit its investments in asset-backed securities based on the specific underlying asset of each asset-backed security. For example, the Fund limits its investments in asset-backed securities backed by car loans to less than 25% of the Fund’s total assets, and limits its investments in asset-backed securities backed by residential mortgages to less than 25% of the Fund’s total assets.

9.	Comment. Will the Natixis Oakmark Global Fund or the Natixis Oakmark International Fund concentrate its investments in a particular industry? If so, this should be disclosed in the Funds’ SAI under the section “Investment Restrictions”.

Response.    Please see response to Comment no. 4 above.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

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